Exhibit 99.2

MINEFINDERS
CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, BC V6E 2K3
Tel. (604) 687-6263
TSX : MFL	Fax (604) 687-6267
NYSE AMEX : MFN	www.minefinders.com

NEWS RELEASE

     MINEFINDERS ANNOUNCES 2009 FINANCIAL RESULTS AND REPORTS FIRST PROFITABLE QUARTER IN Q4 2009; EXPECTS IMPROVED OUTPUT AND LOWER CASH COSTS PER OUNCE IN 2010

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – March 1, 2010 – Minefinders Corporation Ltd. today announced its 2009 financial results and reported that the fourth quarter of 2009 was the first profitable quarter in the Company’s history. Minefinders also stated that it expects improved output of gold and silver and lower cash costs per ounce in 2010 from its Dolores Mine in Mexico.

“In the fourth quarter of 2009 we became a profitable producer,” said Mark Bailey, President and CEO of Minefinders. “From quarter to quarter in 2010, we expect that production at Dolores will trend upward while cash costs per ounce will trend downward. We also intend to position Minefinders for long-term success through exploration activity at Dolores and two of our other properties, while considering potential strategic value-added acquisitions.”

Fourth quarter 2009 financial summary, compared with fourth quarter 2008:

  Revenue of $27.8 million compared with none.
  Net income of $4.3 million or $0.07 per share compared with a loss of $9.0 million or $0.18 per share.
  Positive operating cash flow of $4.2 million compared with negative operating cash flow of $15.7 million.
  Sale of 25,131 gold-equivalent ounces compared with 2,982 gold-equivalent ounces.

Fiscal 2009 financial summary, compared with fiscal 2008:

  Revenue of $75.2 million compared with none.
  Loss of $4.3 million or $0.07 per share compared with a loss of $29.1 million or $0.58 per share.
  Positive operating cash flow of $10.0 million compared with negative operating cash flow of $24.1 million.
  Sale of 94,676 gold-equivalent ounces for proceeds of $94.0 million compared with 2,982 gold-equivalent ounces for proceeds of $2.5 million.

2009 Achievements

  Commencement of commercial production at the Dolores Mine effective May 1, 2009.

  Discovery of a new mineralized zone at the La Bolsa property and completion of an NI 43- 101 compliant resource model for the La Bolsa property. The measured and indicated resource estimate totals 360,000 ounces of gold and 4.8 million ounces of silver. Inferred resources total an additional 47,000 ounces of gold and 480,000 ounces of silver.

  Commencement of pre-feasibility studies for the addition of a mill at the Dolores Mine and the construction of a mine at the La Bolsa property.

  Consolidation of the La Virginia gold and silver district and development of plans for a drilling program in 2010.

  Completion of a bought deal financing for net proceeds of $60.0 million including closing of the over-allotment option.

  Reduction of $60.0 million in short and long-term debt with no amount outstanding under the credit facility at December 31, 2009 and $50 million available for drawdown.

2009 Financial and Operating Results

At December 31, 2009, the Company had $30.4 million in cash and cash equivalents and net working capital of $53.0 million. The net proceeds from the production and sale of gold and silver, working capital on hand and funds available through its revolving credit facilities will allow the Company to fund its current and projected cash requirements.

2009 operating results by quarter and for the full year are as follows (1)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	2009
Ore crushed and stacked (tonnes)	1,620,289	1,278,791	1,373,935	1,272,577	5,545,592
Gold production (oz)	20,960	18,799	23,336	14,169	77,264
Silver production (oz)	296,992	318,878	419,946	282,429	1,318,245
Sales proceeds (millions)	$27.8	$24.1	$26.0	$16.1	$94.0
Gold equivalent (“Aueq”) volume sold (oz)	25,131	24,689	27,704	17,152	94,676
Cash operating cost (per Aueq oz sold)	$593	$587	$527	$472	$550
Total cash cost (per Aueq oz sold)	$625	$616	$552	$484	$576
Gold volume sold (oz)	20,400	19,305	22,108	13,313	75,126
Average realized gold price (per oz)	$1,108	$974	$937	$939	$993
Silver volume sold	293,560	349,248	369,532	273,381	1,285,721
Average realized silver price (per oz)	$17.71	$15.18	$14.19	$13.17	$15.09

(1) No comparison has been made to fiscal 2008 because the Company had no material production of gold and silver in 2008.

The complete 2009 consolidated financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Fiscal 2010 Production Guidance

“Minefinders enters 2010 in a strong financial position with a robust organic growth profile,” said Mr. Bailey. “We anticipate that the Dolores mill and La Bolsa mine pre-feasibility studies will be completed in the first quarter of 2010. We expect to benefit from economies of scale at Dolores due to increased production and we believe Minefinders will benefit from favourable precious metal pricing if current trends continue.”

For 2010 Minefinders expects:

  Stacking on the heap leach pads of approximately 6.3 million tonnes of ore containing 146 thousand ounces of gold and 9.0 million ounces of silver.

  Production and sale of approximately 91,000 to 100,500 ounces of gold, up from 77,264 ounces produced in 2009.

  Production and sale of approximately 2.3 million to 2.6 million ounces of silver, up from 1.3 million ounces produced 2009.

  Cash operating costs of between $430 and $470 per gold-equivalent ounce assuming a 65 to one silver to gold ratio, representing a decline from costs of $550 in 2009. Operating cash cost per ounce is determined on a sales basis and excludes royalties.

Gold and silver production is expected to trend up quarter to quarter through 2010, achieving approximately 30,000 ounces of gold and 1 million ounces of silver in the fourth quarter, primarily due to increasing ore grades during the year as well as volume and duration of ore under leach. In addition, cash operating costs per gold equivalent ounce sold are expected to trend down during the year with the increasing production. As a result of delays attributable to final relocation of the Dolores village, the first ore from the phase 2 central dome area of the deposit was not accessed until November of 2009. The 2010 production outlook reflects access to higher grade ore in this area. Pre-stripping activities on phase 3 in the first half of the year will expand the mineable area in the pit further contributing to increasing gold and silver grades and associated gold and silver production in the third and fourth quarters.

The production forecast contemplates crushing and stacking at 18,000 tonnes of ore per day, up from the 2009 average of 15,256 tonnes of ore per day. This gain is a result of work during 2009 to resolve commissioning issues with the stacker.

  In the first quarter of 2010, Minefinders expects the stacked gold grade to average 0.46 grams per tonne, down from 0.61 in the fourth quarter of 2009 due to lower gold grades in the initial benches of phase 2. Minefinders expects the stacked silver grade for the first quarter of 2010 to average 23.4 grams per tonne, up from 18.0 grams per tonne in the fourth quarter of 2009. As the mining area expands and higher grade ore is accessed the grades are expected to increase in subsequent quarters.

  For the year 2010, we expect the stacked gold grade to average 0.71 grams per tonne, up from 0.70 grams per tonne in 2009. The stacked silver grade is expected to average 44.2 grams per tonne, up from 20.58 grams per tonne in 2009.

All production from the Dolores Mine is unhedged. The following table provides a summary of forecast quarterly gold and silver production and associated cash operating costs for 2010.

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Yr 2010
Gold ounces produced	16,000 – 18,000	20,000 – 22,000	27,500 – 30,000	27,500 – 30,500	91,000–100,500
Silver ounces produced	280,000–315,000	400,000–450,000	700,000–770,000	950,000–1,060,000	2,330,000–2,595,000
Cash operating cost per gold eq. ounce	R585 - $630	R435 - $475	R390 - $425	R390 - $425	R430-$470

Conference Call

The Company has scheduled an investor conference call for 1 p.m. Pacific Time (4 p.m. Eastern Time) on Tuesday, March 2, 2010, to discuss its financial and operating results for the year ended December 31, 2009.

To access the conference call by telephone, please call 416-695-6616 from overseas or the Greater Toronto Area, or dial toll-free 1-800-766-6630 from elsewhere in North America. An audio replay will be available until March 9, 2010 by calling toll-free in North America at 1-800-408-3053 or 416-695-5800 for Toronto based or overseas callers. Please enter passcode 3685100.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
(604) 687-6263
mike@minefinders.com
www.minefinders.com

Non-GAAP Measures

This release includes non-GAAP performance measures of “total cash cost per ounce” and “operating cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce are measures typically reported by mining companies but are non-GAAP measures without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.